Exhibit 99.1

Fang Announces Third Quarter 2019 Results, Board Changes and Date of 2019
Annual General Meeting

BEIJING, November 18, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or the "Company"), a leading real estate Internet portal in China, today announced (i) its unaudited financial results for the third quarter ended September 30, 2019, (ii) a change in its board of directors (the “Board”) and (iii) its 2019 annual general meeting of shareholders to be held on December 20, 2019 at 10:00 a.m. (local time) at Fang’s Beijing headquarters.

Third Quarter 2019 Highlights

•	Total revenues were $67.6 million, an increase of 11.8% from $60.4 million in the corresponding period of 2018.

•	Operating income from continuing operations was $26.7 million, an increase of 164.8% from $10.1 million in the corresponding period of 2018.

•	Net income was $0.7 million, a decrease of 92.8% from $10.2 million in the corresponding period of 2018.

"Our marketing and leads generation services continued to generate growth for our business," commented Mr. Jian Liu, CEO of Fang. “The main drivers behind this growth are our emphasis on new technology and data-driven applications. We are optimistic for the remainder of the year as well as next year, as we continue our focus on the core internet marketing, listing, and leads generation business lines."

Third Quarter 2019 Results

Revenues

Fang reported total revenues of $67.6 million in the third quarter of 2019, an increase of 11.8% from $60.4 million in the corresponding period of 2018, mainly due to the increase in revenues from marketing and leads generation services.

•	Revenue from marketing services was $30.0 million in the third quarter of 2019, an increase of 16.1% from $25.8 million in the corresponding period of 2018, driven by Fang’s efforts in customer development.

•	Revenue from listing services was $19.4 million in the third quarter of 2019, a decrease of 3.7% from $20.2 million in the corresponding period of 2018.

•	Revenue from leads generation services was $14.1 million in the third quarter of 2019, an increase of 181.0% from $5.0 million in the corresponding period of 2018, driven by the increased effectiveness of the service and customer development.

•	Revenue from financial services was $1.7 million in the third quarter of 2019, a decrease of 69.7% from $5.6 million in the corresponding period of 2018, due to a decrease in average loan receivable balances.

Cost of Revenue

Cost of revenue was $5.7 million in the third quarter of 2019, a decrease of 59.3% from $14.0 million in the corresponding period of 2018, primarily due to optimization in cost structure.

Operating Expenses

Operating expenses were $35.1 million in the third quarter of 2019, a decrease of 3.2% from $36.3 million in the corresponding period of 2018, mainly due to the decrease in staff costs.

•	Selling expenses were $14.8 million in the third quarter of 2019, a decrease of 10.7% from $16.6 million in the corresponding period of 2018.

•	General and administrative expenses were $21.7 million in the third quarter of 2019, a decrease of 7.1% from $23.4 million in the corresponding period of 2018.

Operating Income from Continuing Operations

Operating income from continuing operations was $26.7 million in the third quarter of 2019, an increase of 164.8% from $10.1 million in the corresponding period of 2018.

Change in Fair Value of Securities

Change in fair value of securities for the third quarter of 2019 was a loss of $26.1 million, compared to a loss of $10.9 million in the corresponding period of 2018, mainly due to the fluctuation in market price of investments in equity securities.

Income Tax Benefits

Income tax benefits were $0.1 million in the third quarter of 2019, a decrease of 97.8% compared to income tax benefits of $5.4 million in the corresponding period of 2018.

Net Income

Net income was $0.7 million in the third quarter of 2019, a decrease of 92.8% compared to net income of $10.2 million in the corresponding period of 2018.

Business Outlook

Based on current operations and market conditions, Fang's management remains confident that net income is expected to be positive for the fiscal year ending December 31, 2019. This estimate represents management's current and preliminary view, which is subject to change.

Recent Developments

Board Changes

Mr. Qian Zhao has resigned from the Board, effective from November 18, 2019. Mr. Zhao’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Fang thanks Mr. Zhao for his efforts and contributions to the Company.

Fang has appointed Ms. Hong Qin as an independent director of the Board, a member of the audit committee, a member of the compensation committee, and a member and the chair of the nominating and corporate governance committee of the Board, effective from November 18, 2019.

Ms. Hong Qin has extensive real estate policy research experience. Ms. Qin is a senior research fellow at the National Institute of Development and Strategy of Renmin University of China since May 2019. Ms. Qin worked at the Policy Research Center of the Ministry of Housing and Urban-Rural Development of the PRC from May 1992 to April 2019, where she served in various positions and was the director from October 2011 to April 2019. Ms. Qin received a bachelor's degree from Shandong University of Finance and Economics in business economics in 1985 and a master's degree from the Chinese Academy of Social Sciences in urban economics in 1988.

Fang to Hold 2019 Annual General Meeting on December 20, 2019

Fang will hold its 2019 annual general meeting of shareholders at Fang’s Beijing headquarters at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China on December 20, 2019 at 10:00 a.m. (local time).

The proposals to be submitted for shareholders’ approval at the annual general meeting are (i) the re-election of Mr. Howard Huyue Zhang as an independent director of the Board and a member and the chair of the audit committee of the Board, and (ii) the re-election of Ms. Hong Qin as an independent director of the Board, a member of the audit committee, a member of the compensation committee, and a member and the chair of the nominating and corporate governance committee of the Board.

November 21, 2019 is the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

Conference Call Information

Fang's management team will host a conference call on the same day at 7:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Toll-Free/Local Toll:
United States	+1 866-519-4004 / +1 845-675-0437
Hong Kong	+852 800-906-601 / +852 3018-6771
Mainland China	+86 800-819-0121 / +86 400-620-8038
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 10:00 AM ET on November 18, 2019 through 7:59 AM ET November 26, 2019. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	4498166

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 65 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China's real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Mr. Zijin Li
Acting CFO
Email: ir@fang.com

Ms. Jessie Yang
Investor Relations Director
Email: ir@fang.com

Fang Holdings Limited

Unaudited Condensed Consolidated Balance Sheets[1]

(in thousands of U.S. dollars, except share data and per share data)

	September 30,	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	214,417	171,183
Restricted cash, current	214,943	245,474
Short-term investments	48,739	16,043
Accounts receivable, net	74,176	58,687
Funds receivable	7,298	5,474
Prepayment and other current assets	26,251	27,894
Commitment deposits	185	191
Loans receivable, current	40,749	117,602
Current assets of discontinued operations	-	26,289
Total current assets	626,758	668,837
Non-current assets:
Property and equipment, net	693,588	727,739
Land use rights	31,551	33,153
Loans receivable, non-current	-	6,249
Deferred tax assets	1,780	2,202
Deposits for non-current assets	395	902
Restricted cash, non-current portion	38,965	6,990
Long-term investments	334,318	373,233
Other non-current assets	12,198	4,558
Non-current assets of discontinued operations	-	573
Total non-current assets	1,112,795	1,155,599
Total assets	1,739,553	1,824,436

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	262,022	297,811
Deferred revenue	130,674	142,473
Accrued expenses and other liabilities	107,405	118,925
Customers’ refundable fees	4,233	3,976
Income tax payable	14,367	2,383
Amounts due to related parties	271	19
Current liabilities of discontinued operations	-	35,326
Total current liabilities	518,972	600,913
Non-current liabilities:
Long-term loans	146,762	123,215
Convertible senior notes	253,021	254,435
Deferred tax liabilities	84,404	97,578
Other non-current liabilities	125,317	150,837
Non-current liabilities of discontinued operations	-	2,258
Total non-current liabilities	609,504	628,323
Total Liabilities	1,128,476	1,229,236

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2018 and September 30, 2019: 72,069,645 and 71,775,686; outstanding shares as of December 31, 2018 and September 30, 2019: 65,004,587 and 65,403,005	9,244	9,286
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2018 and September 30, 2019, respectively	3,124	3,124
Treasury stock	(123,226)	(136,615)
Additional paid-in capital	523,984	517,802
Accumulated other comprehensive loss	(100,668)	(75,837)
Retained earnings	297,925	276,746
Total Fang Holdings Limited shareholders' equity	610,383	594,506
Non controlling interests	694	694
Total equity	611,077	595,200
TOTAL LIABILITIES AND EQUITY	1,739,553	1,824,436

Unaudited Condensed Consolidated Statements of Comprehensive Income[1]

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30,	September 30,
	2019	2018
Revenues:
Marketing services	29,993	25,843
Listing services	19,438	20,175
Leads generation services	14,099	5,017
Value-added services	1,514	1,524
Financial services	1,710	5,644
E-commerce services	796	2,217
Total revenues	67,550	60,420

Cost of revenues:
Cost of services	(5,694)	(14,035)
Total cost of revenues	(5,694)	(14,035)

Gross profit	61,856	46,385

Operating expenses and income:
Selling expenses	(14,822)	(16,606)
General and administrative expenses	(21,688)	(23,355)
Other income	1,385	3,670

Operating income	26,731	10,094
Foreign exchange loss	832	195
Interest income	1,562	2,353
Interest expense	(5,185)	(5,657)
Investment income, net	2,068	918
Realized gain on sale of available-for-sale securities	711	252
Change in fair value of securities	(26,148)	(10,880)
Government grants	44	26
Other non-operating loss	-	442
Income (Loss) before income taxes and noncontrolling interests from continuing operations	615	(2,257)
Income tax benefits
Income tax benefits	117	5,356
Net income from continuing operations, net of income taxes	732	3,099
Income from discontinued operations, net of income taxes	-	7,125
Net income	732	10,224
Net income attributable to noncontrolling interests	-	-
Net income attributable to Fang Holdings Limited shareholders	732	10,224
Earnings per share for Class A and Class B ordinary shares and per ADS:
Basic	0.01	0.11
Diluted	0.01	0.11
Earnings from continuing operations per share for Class A and Class B ordinary shares and per ADS:
Basic	0.01	0.03
Diluted	0.01	0.03
Earnings from discontinued operations per share for Class A and Class B ordinary shares and per ADS:
Basic	-	0.08
Diluted	-	0.08

 [1] Impact of the Separation of China Index Holdings Ltd (NASDAQ: CIH) ("CIH") on the Company’s Financial Statements: The separation of CIH represents a strategic shift of Fang and has a major effect on Fang’s results of operations, the business operated by CIH has been reclassified as discontinued operations. For the periods presented in this press release, the assets and liabilities of the discontinued operations are presented separately on the consolidated balance sheets, and the results of the discontinued operations, less applicable income taxes, are reported as a separate component of income, which is income from discontinued operations, on the consolidated statements of comprehensive income (loss).